PMU News Release #10-09 TSX & NYSE AMEX Symbol: PMU August 20, 2010

PACIFIC RIM SIGNS BINDING LETTER OF INTENT TO ACQUIRE
REMANCE PROJECT, PANAMA

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”), through its Panamanian subsidiary Minera Verde S.A. (“Minera Verde”), has signed a binding Letter of Intent with Compania Minera Clifton S.A. (“Minera Clifton”) (collectively with the Company and Minera Verde, the “Parties”) to acquire a 100% interest in the Remance project located in Panama, Central America.

“We have been evaluating and pursuing the Remance project for over 9 months,” states Tom Shrake, President and CEO, “and are extremely pleased to have secured this exciting prospect. Remance hosts a large epithermal gold system and has many of the same characteristics that our El Dorado project in El Salvador exhibited when we first began work there. Like El Dorado, the Remance epithermal system appears to be largely preserved from surface erosion and virtually unexplored at depth. Outstanding projects like this are extremely rare, particularly in geologically endowed, mining-friendly jurisdictions like Panama. Our hard work and patience in seeking a new high quality exploration target has paid off. We look forward to commencing exploration at Remance, unraveling the geologic puzzle and building value with the drill bit. In the meantime, we continue our efforts to resolve the permitting issues at El Dorado so that the value we have built in that project can be realized for the benefit of both shareholders and Salvadoran citizens.”

The Parties have agreed to sign a formal option agreement (the “Formal Agreement”) granting Minera Verde the exclusive right and option (the "Option") to acquire 100% of Minera Clifton's right, title and interest in the Remance project as soon as practicable. The Formal Agreement is subject to all required regulatory approvals, including the approval of the Toronto Stock Exchange (the “TSX”). The Option may be exercised by the Company by completing the following terms:

1. paying to Minera Clifton the sum of US$200,000.00 (the "Cash Payment"), payable as follows:

On the date of execution of the Formal Agreement by the Parties:	US	$50,000
On the date which is 3 months after the date of execution of the Formal Agreement:	US	$50,000
On the date which is 6 months after the date of execution of the Formal Agreement:	US	$50,000
On the date which is 10 months after the date of execution of the Formal Agreement:	US	$50,000

2. on the date of execution of the Formal Agreement, issuing to Minera Clifton a total of 5 million common shares of Pacific Rim (the "Acquisition Shares");

3. within the Option Period (as defined below), conducting a drilling program on the Concession of at least 10,000 metres, and initiating environmental and metallurgical studies on the Remance project (collectively, the "Drilling Program"). The Option Period is the period which begins on the date on which Pacific Rim has received all required permissions and approvals of the Panamanian government to begin the Drilling Program, and which ends on the date which is 12 months thereafter; and

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

4. on or before the date which is 10 days after the last day of the Option Period, giving written notice to Minera Clifton that it intends to exercise the Option, in consideration of which Pacific Rim will pay to Minera Clifton, as soon as practicable thereafter, the sum of US$5,000,000, payable, at the election of Minera Clifton, in cash or common shares of Pacific Rim (the "Additional Shares").

History and Geology of the Remance Project
The Remance project is located in the Veraguas Province, Panama, 28 kilometres north of the Provincial capital of Santiago and 400 kilometres west of Panama City. Access to the project is via paved and improved gravel road. The site ideal for mining as it is remote, has existing power lines, is sparsely populated and has little significant agriculture.

The mineralized system at Remance consists of a four kilometre long series of banded epithermal veins occurring over a width of approximately 1.5 kilometres, hosted by Miocene volcanics of the Canazas Formation. One of these veins (the “Principal Vein”) hosted small-scale underground mining operations as recently as the mid 1990’s and produced approximately 88,000 ounces of gold, primarily from a 500-metre length of the vein, to maximum depths of approximately 80 metres below surface. Vein widths in the most recent underground operation averaged 1.7 metres and mill recoveries were in the range of 86-92% recovery, depending on grind size and retention time. A limited drill program of shallow holes in the 1990’s resulted in the discovery of numerous gold occurrences in the Principal, Huaty, Esperanza and Tullido veins. These occurrences in combination with the historic production at Remance, and the geological hallmarks of the project are indicative of the presence of additional high-grade gold mineralization at depth, worthy of a systematic drill program.

Records from 100 shallow holes previously drilled at the Remance project have been reviewed by the Company. Results indicate gold mineralization in the Remance veins ranging from <1 to 68.53 g/t Au over true vein widths of 0.17 to 6.4 metres.

Highlights of vein intercepts from this shallow drilling undertaken by previous operators include: 12.55 g/t Au over a true width of 2.3 metres in drill hole number DH-76 and,18.7 g/t Au over a true width of 1.1 metres in drill hole DH-69; both from the Huaty vein. The Esperanza Vein intersected 13.39 g/t Au over a true width of 2.3 metres in drill hole DH-114. Drilling on the Toro vein includes: 68.5 g/t over a true width of 0.85 metres in drill hole DH-90; 16.9 g/t Au over 1.9 metres in DDH-96; and 37.3 g/t Au over a true width of 0.6 metres in DDH 86.

Remance also benefits from near-surface bulk mineable targets as evidenced by drill hole DH-67 which intersected 14.2 meters averaging 3.9 g/t gold at Huaty and drill holes DH-111 (44.4 metres averaging 4.15 g/t Au), DH-137 (34.0 metres averaging 2.18 g/t Au), and DH-110 (29.7 metres averaging 1.82 g/t Au) at Tullido. Drill hole DH-45 hit 6.8 g/t Au over 4.6 metres near the surface along the Principal Vein.

Remance is a classic epithermal system much like the Company’s El Dorado system in El Salvador. Like the El Dorado system, most of the productive part of the gold-bearing epithermal system at Remance appears to be preserved from erosion. Typically these types of systems have vertical extents of 400 or more metres, of which only the top 80 metres have been explored at Remance. While drilling data is limited, gold grades appear to improve towards the centre of the productive interval as is typical with this type of epithermal system.

The Company collected and analyzed confirmatory surface samples. The drill results presented herein were generated by knowledgeable explorers working for Heron Exploration Inc (“Heron”). Heron conducted the exploration program prior to Minera Clifton’s involvement in the project. Both Minera Clifton and Heron are at arm’s length to the Company. The drill results were generated in advance of the implementation of National Instrument 43-101 and undue significance should not be placed on them. There has been insufficient work to date to define a NI 43-101-compliant resource on the project, and it is uncertain if further exploration will result in delineation of an economic mineral resource on the property. The Company intends to conduct a thorough and systematic drill program at the Remance project and will report its results in a manner compliant with NI 43-101. This program will include environmental and metallurgical studies. The first phase will cost in excess of $1million which will require additional financing to complete.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

About Pacific Rim
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company also owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its focus.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

National Instrument 43-101 Disclosure
Mr. David Ernst, Chief Geologist, has conducted due diligence geological investigations and confirmatory sampling at the Remance Project . Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101 who is responsible for the technical information provided herein.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim.

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the timing for execution of the Formal Agreement; the receipt of all necessary drill permits for the Remance Project; and, the ability of the Company to finance its Remance exploration plans and specifically the Drilling Program as defined. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements. The TSX and NYSE Amex have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com